Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2025

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SEC FILE NUMER
8- 43418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wyser-Pratte & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 S. Bedford Road, Suite 312
(No. and Street)

Mt. Kisco	NY	10549
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Spindel	(561) 420-0842	hspindel@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Scott Principi</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Wyser-Pratte & Co., Inc.</u> as of <u>12/31/25</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

<u> </u>
Signature

<u>Chief Executive Officer</u>
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ──────────────────────────────

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
  Wyser-Pratte & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
March 30, 2026

Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	72,643
Commissions receivable		7,355
Due from Affiliate		38,397
Equipment (less accumulated depreciation of $18,552)		392
Other assets		9,975
Total Assets	$	**128,762**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	20,854
Total liabilities		**20,854**
Stockholder's Equity:		
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		88,930
Retained earnings		17,978
Total stockholder's equity		**107,908**
Total Liabilities and Stockholder's Equity	$	**128,762**

The accompanying notes are an integral part of this financial statement.

Wyser-Pratte & Co., Inc.

1. **Organization and Business**

    Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company primarily acts as the broker of record for transactions initiated by its affiliated investment advisor on behalf of customers, for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Cash
    All cash deposits are held at two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Credit Losses
    The guidance under Accounting Standards Codification Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

    The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

    Income Taxes
    The Company has elected under the Internal Revenue Code to be an S Corporation. The beneficiary of the sole stockholder of the Company is responsible for the Company's taxable income or loss.

2. **Summary of Significant Accounting Policies (continued)**

   Income Taxes
   The Company follows Accounting for Uncertainty in Income Taxes which clarifies the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

3. **Fair Value of Financial Instruments**

   Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1), commissions receivable (Level 2), and due to/from affiliate (Level 2).

4. **Related Party Transactions and Concentrations**

   As of December 31, 2025, the Company has an outstanding receivable of $ 38,397 from its affiliate, Wyser-Pratte Management Company, Inc. The amount due from affiliate represents a concentration of credit risk.

   The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

5. **Regulatory Requirements**

   As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2025, the Company had net capital of $51,789 which exceeded its required net capital of $5,000 by $46,789.

   The Company is not affected by SEC rule 15c3-3 since it does not hold the assets of its customers.

6. **Commitments**

   The Company accounts for its existing operating leases using the practical expedients permitted under ASC Topic 842.

   The Company extended a lease with its landlord for office space at a rate of $1,165 per month. The commitment term is twelve months. After this term, the lease may be cancelled if either party gives 30 calendar days' notice prior to the month of termination.

7.   **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single operating segment consisting of brokerage commissions ("the Segment"). The Company has identified the chief executive officer as the Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the Segment is the same as described in the summary of significant accounting policies.

8.   **Subsequent Events**

Subsequent events have been evaluated through the date the financial statement was issued. The Company noted no material subsequent events that require adjustment to or disclosure in this financial statement.